Prepared by Merrill Corporation at www.edgaradvantage.com Printed: 12-Jan-2000;08:57:34 (v1.11) HTML Page:
File: [00PAL1041]SUBMISSION-HEADER Created: N/A
User: AGAETZ EFW: 2000586 Client: YAHOO! INC.

```
<SUBMISSION>
<TYPE> 8-K
<TEST>
<DOCUMENT-COUNT> 3
<FILER>
<CIK> 0001011006
<CCC> XXXXXXXX
</FILER>
<SROS> NASD
<PERIOD> 01/11/2000
<ITEMS> 5
<ITEMS> 7
<SUBMISSION-CONTACT>
<NAME> EDGAR Advantage Service Team
<PHONE> (800) 688 - 1933
</SUBMISSION-CONTACT>
```

<DOCUMENT>
<TYPE> 8-K
<DESCRIPTION> Exhibit 8-K
<TEXT>

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

**CURRENT REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934**

DATE OF REPORT: January 11, 2000

YAHOO! INC.

(Exact name of registrant as specified in its charter)

0-26822
(Commission File Number)

Delaware	**77-0398689**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

3420 Central Expressway
Santa Clara, California 95051
(Address of principal executive offices, with zip code)

(408) 731-3300
(Registrant's telephone number, including area code)

Item 5. Other Events

On January 11, 2000, Yahoo! Inc., a Delaware corporation ("Yahoo!") announced (i) Yahoo!'s financial results for the quarter and year ended December 31, 1999 and (ii) a 2-for-1 stock split. A copy of Yahoo!'s press releases announcing these matters are attached as Exhibits 99.1 and 99.2 hereto and incorporated by reference herein.

The press release filed as an exhibit to this report includes "safe harbor" language, pursuant to the Private Securities Litigation Reform Act of 1995, indicating that certain statements about the Company's business contained in the press release are "forward-looking" rather than "historic." The press release also states that more thorough discussions of factors affecting the Company's operating results are included in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1998, the Company's Current Report on Form 8-K/A filed on December 23, 1999, the Company's Registration Statement on Form S-4 filed on June 8, 1999, and the Company's Quarterly Report on Form 10-Q for the period ended September 30, 1999, and are all filed with the Securities and Exchange Commission.

Item 7. Financial Statements, Pro Forma Financial Information and Exhibits.

(c) Exhibits.

99.1	Press Release dated January 11, 2000.
99.2	Press Release dated January 11, 2000.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

YAHOO! INC.

Date: January 11, 2000 By: _____ /s/ GARY VALENZUELA

Gary Valenzuela
*Senior Vice President, Finance and
Administration, and Chief Financial Officer*

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

YAHOO! INC.

Date: January 11, 2000 By: _____ /s/ GARY VALENZUELA

Gary Valenzuela
*Senior Vice President, Finance and
Administration, and Chief Financial Officer*

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YAHOO! INC.
INDEX TO EXHIBITS

Exhibit Number	Description
99.1	Press Release dated January 11, 2000.
99.2	Press Release dated January 11, 2000

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YAHOO! INC.
INDEX TO EXHIBITS

Exhibit Number	Description
99.1	Press Release dated January 11, 2000.
99.2	Press Release dated January 11, 2000

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<DOCUMENT>

<TYPE> EX-99.1

<DESCRIPTION> Exhibit 99.1

<TEXT>

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Doc # 2

FOR IMMEDIATE RELEASE

Yahoo! Reports Fourth Quarter and 1999 Fiscal Year-End Financial Results

Audience Doubles in 1999 to More Than 120 Million Unique Users

SANTA CLARA, Calif.—Jan. 11, 2000—Yahoo! Inc. (Nasdaq:YHOO) today reported net revenues totaling $201,083,000 for the fourth quarter ended Dec. 31, 1999 compared to net revenues of $91,277,000 for the fourth quarter of 1998, an increase of 120 percent. Pro forma net income for the fourth quarter of 1999 was $57,555,000 or $0.19 per share diluted, excluding acquisition-related amounts and employer payroll taxes on gains realized by employees from non-qualified stock option exercises. This compares with pro forma net income of $12,874,000 or $0.04 per share diluted for the fourth quarter of 1998, excluding acquisition-related charges. Including these charges, net income for the fourth quarter of 1999 was $44,738,000 or $0.15 per share diluted as compared to net income for the fourth quarter of 1998 of $3,840,000 or $0.01 per share diluted.

Net revenues for fiscal 1999 were $588,608,000 compared to $245,100,000 in fiscal 1998, an increase of 140 percent. Pro forma net income for fiscal 1999 was $142,756,000 or $0.48 per share diluted compared to pro forma net income of $14,734,000 or $0.05 per share diluted in fiscal 1998. Pro forma results exclude acquisition-related charges, and employer payroll taxes on gains realized by employees from non-qualified stock option exercises. Including these charges, fiscal 1999 net income was $61,133,000 or $0.20 per share diluted and the fiscal 1998 net loss was $12,674,000 or $0.06 per share diluted.

In a separate announcement today, Yahoo! said its Board of Directors has approved a 2-for-1 common stock split effective Feb. 14, 2000. The above per share calculations do not reflect the effect of the 2-for-1 stock split.

"We exited 1999 as one of the top three global branded networks. Yahoo! has clearly established itself as a leading mass global communications, commerce and media platform," said Tim Koogle, chairman and CEO, Yahoo!. "Throughout the year, we leveraged the inherent scale in our business and carefully managed our business model to deliver superior results to our users, clients, partners and stockholders. We are well-positioned to continue our leadership position in the year ahead, and will continue to invest in growing our business on all fronts."

"In the fourth quarter, as in the rest of 1999, we focused on two significant objectives—serve the world's largest audience through integrated communications, commerce and media services, and provide the most effective interactive marketing platform for advertisers and merchants to connect with our users," said Jeff Mallett, president and chief operating officer, Yahoo!. "As a result, we achieved the most successful quarter in our company's history in terms of record revenues and number of users and customers."

Since its inception, Yahoo!'s core strategy has been to establish relationships with the largest audience of Web users. During December 1999, Yahoo!'s global audience grew to more than 120 million unique users, double the 60 million users it served in the same period in 1998. Yahoo!'s user base outside the United States now exceeds 40 million. In addition, Yahoo!'s non-U.S. operations represented 13 percent of total consolidated revenues during the fourth quarter.

In 1999, Yahoo! continued toward its goal to build the only place anyone in the world needs to go to find information, get connected to anyone or to buy anything.

During 1999, the company significantly grew its media business, while providing an independent distribution platform for leading content and services providers, advertisers and merchants worldwide. Most recently, the company began augmenting its core media business with the Web's largest offering of audio and video content and services. In addition, Yahoo! has formed an extensive network of relationships with an array of ISP, hardware, software, personal digital assistant, and wireless device

providers to make Yahoo!® content and services available from any device or access point around the world, at any time.

Yahoo!'s global communications platform, which has scaled to become one of the largest in the world, now provides services locally in 12 languages. During the fourth quarter, the company expanded its popular communications services, providing consumers with the best of voice services over the Web.

Also key to Yahoo!'s core business strategy is to be the world's largest enabler of transactions by providing buyers and sellers with the most diverse set of commerce services on the Web. During the fourth quarter, Yahoo! established itself as one of the major commerce destinations on the Web. Yahoo!'s users conducted more than an estimated $6.7 billion of transactions on the Internet during the fourth quarter, according to research conducted for Yahoo! by InsightExpress.

Yahoo! has established itself as a global leader in interactive advertising, marketing, and transaction services for advertisers and merchants. During the quarter, Yahoo! continued to expand and execute upon its Fusion Marketing Online™ (FMO) platform of services designed to enable clients to take advantage of Yahoo!'s media, direct services and communication tools to meet their marketing goals. Yahoo! and Ford recently joined their powerful online and offline brands through highly-integrated FMO programs to leverage each other's strengths to benefit users of Yahoo! Autos and owners of Ford vehicles.

Audience and Brand Highlights

- The company's registration base grew to more than 100 million cumulative registrations for Yahoo! member services at the end of 1999.
- Yahoo!'s combined reach among home and work users increased to a record 64.7 percent in the United States during November 1999, up from 49.6 percent in November 1998 (Media Metrix).
- During the month of December 1999, Yahoo!'s traffic increased to an average of 465 million page views per day, compared to an average of 167 million page views per day in December 1998. Yahoo! Japan's traffic, which is included in the above page view totals, increased to more than 39 million page views per day on average during December 1999, compared to more than 13 million page views per day in December 1998. Nine million unique users visited Yahoo! Japan during December 1999.
- Yahoo! Europe served more than 17 million page views per day and 18 million unique users during the month of December 1999. In addition, Yahoo! Europe's advertiser and merchant base grew to more than 880 clients during the fourth quarter.
- Yahoo! launched Yahoo! Mexico, bringing the total number of local Yahoo! business operations to 21 outside the United States.
- Yahoo! entered broadband distribution agreements with Covad and NorthPoint Communications to make Yahoo! services available to DSL subscribers.
- Yahoo! and Motorola teamed to make Yahoo! content and services available from several Motorola Internet-connected wireless devices.
- Yahoo! and Kmart's BlueLight.com joined to provide Kmart's millions of customers with free Internet access to personalized content and services from Yahoo!.
- In Asia, Yahoo! Hong Kong teamed with New World Mobility to provide its wireless customers with access to Yahoo! services. Yahoo! Singapore and StarHub teamed to provide personalized content and services and instant messaging to StarHub's free ISP customers.

Commerce Highlights

- Yahoo! Shopping was one of the leading shopping destinations this holiday season, with a weekly average of more than 3 million unique users (Media Metrix, Nov. 22 to Dec. 26, 1999).

- During the fourth quarter of 1999, Yahoo! enabled more than 10 percent of its users' estimated $6.7 billion of online transactions through Yahoo!'s commerce platform, including Yahoo! Shopping, Yahoo! Store, Yahoo! Auctions, Yahoo! Travel, and its premier merchants.

- Yahoo! Shopping, which now features more than 9,000 merchants, welcomed numerous brand name retailers during the fourth quarter, including Barnes & Noble, Brooks Brothers, Estee Lauder, Coach, Eddie Bauer, Gap, Guess?, Origins, Patagonia, Macys, Office Max, The Athlete's Foot, The Sharper Image, The Sports Authority, Toys R Us, Victoria's Secret, Williams Sonoma, and Zales.

- Yahoo! launched shopping services in the UK & Ireland, France, Germany, Australia, Japan, Korea and Canada.

- During the fourth quarter, Yahoo! launched Yahoo! Auctions in Hong Kong, Taiwan, Korea, Mexico, Brazil and Denmark, bringing the total number of localized Yahoo! Auctions services outside the U.S. to 16 countries in 11 languages.

- Yahoo! Japan Auctions, which launched on Sept. 29, 1999, recently became the largest localized online auction service in Japan.

- During the fourth quarter, Yahoo! launched Yahoo! Merchant Auctions and Featured Auctions to enable retailers and individual sellers to promote their auctions.

- Yahoo! launched Yahoo! E-Bills, allowing registered Yahoo! users to receive, view and pay their bills online.

- Yahoo! also entered into relationships with leading banks around the world, including Deutsche Bank 24 in Germany, Banque Directe in France, Banca 121 in Italy, and Kookmin Bank in Korea to enable bank customers to access their account information through Yahoo!'s World properties in these regions. Yahoo! Finance was launched in Singapore, Mexico and Brazil during the quarter.

- Yahoo! UK & Ireland launched a co-branded Yahoo! Visa card with Bank One.

- Yahoo! Taiwan created a business-to-business directory with Trade Winds Incorporated to facilitate business-to-business e-commerce.

Communications Highlights

- During the quarter, Yahoo! introduced new communications services featuring voice applications. Yahoo! users can now conduct real-time voice conversations on Yahoo! Chat, and can use Yahoo! Phone Booth to determine competitive long-distance rates and place PC-to-phone calls.

- Yahoo! also introduced chat services in the UK & Ireland, Spain, Australia, Brazil and Canada.

- Yahoo! Spain and Correos y Telegrafos, Spain's post office, entered an agreement under which Yahoo! Mail will be distributed and promoted in post offices throughout Spain.

- Yahoo! introduced new versions of its popular Yahoo! Messenger service for Palm OS and Windows CE devices, and Macintosh operating systems, as well as localized messenger services in the UK & Ireland, France, Germany, Spain, Italy, Sweden, Norway, Denmark, Canada, Korea, Mexico and Brazil.

- Yahoo!'s popular personalized My Yahoo! service was launched in Hong Kong, Taiwan, China, Korea, Singapore, Spain, Norway and Brazil.

Media Highlights

- Yahoo! has built the No. 1 Finance, Entertainment, News, Games, local information (Get Local), and Yellow Pages services, and Yahoo! Sports has become the No. 2 sports destination on the Web in the United States (Media Metrix, November 1999).

- To support the rapid scaling of its network for delivery of large-audience live events, Yahoo! expanded its multicast affiliate program, adding five new ISPs and backbone providers during the quarter, including Jump.net, Splitrock Services, IIJ (Internet Initiative Japan), and Teleglobe. Yahoo!'s multicast affiliate program now includes 62 ISPs.
- As further evidence of Yahoo!'s commitment to scaling its digital distribution network, the company now has 170 live 24/7 radio and television affiliates using its multicast network, a 277 percent increase from October 1999.
- Yahoo! featured several live events during the quarter on Yahoo! Broadcast, including a live video chat with former Democratic Senator from New Jersey, Bill Bradley in his first live town hall Webcast; broadcast of the ExxonMobil merger live from the New York Stock Exchange; and live video coverage of New Year's Eve in Times Square, as well as a live New Year's concert with Willie Nelson.
- Yahoo! also launched new subject-based sites, including Yahoo! Invites, Yahoo! Politics and Yahoo! Pets.

Advertiser and Merchant Services Highlights

- Recent research conducted by Advertising Age (October 1999) showed that marketers and advertisers rank Yahoo! No. 1 for "Best Ad Value" and "Best Environment for Advertising" versus all other major online media companies.
- In addition to Ford, Yahoo!'s advertiser and merchant base increased to more than 3,550 clients during the fourth quarter, including 1,200 clients outside the United States. Major new accounts and brands include CarsDirect.com, Daewoo, Fidelity Investments, Global Sports, Home Depot, Nokia, Norwegian Cruise Lines, Radio Shack and Telefonica.
- Yahoo! welcomed several premier merchants, including ApartmentGuide.com, Cellmania.com, Corbis, HomeWarehouse.com, and SmarterKids.com.

About Yahoo!

Yahoo! Inc. is a global Internet communications, commerce and media company that offers a comprehensive branded network of services to 120 million users each month worldwide. As the first online navigational guide to the Web, www.yahoo.com is the leading guide in terms of traffic, advertising, household and business user reach, and is one of the most recognized brands associated with the Internet. The company also provides online business services designed to enhance Yahoo!'s clients' Web services, including audio and video streaming, store hosting and management, and Web site tools and services. The company's global Web network includes 21 World properties. Yahoo! has offices in Europe, the Asia Pacific, Latin America, Canada and the United States, and is headquartered in Santa Clara, Calif.

This announcement contains forward-looking statements that involve risks and uncertainties, including those relating to the company's ability to grow its user and advertiser bases, its advertising and commerce revenues, and to continue to generate profits and positive cash flow from operations. Actual results may differ materially from the results predicted and reported results should not be considered as an indication of future performance. The potential risks and uncertainties include, among others, the increasingly competitive and constantly changing environment for advertising sales and for Yahoo! branded services, uncertainties associated with the Web as an advertising and commerce medium, the company's dependence on advertising revenues and on third parties for technology, content, and distribution, and the company's ability to successfully integrate its acquired companies. More information about potential factors that could affect the company's business and financial results is included in the company's Current Report on Form 8-K dated July 20, 1999 and amended on Dec. 23, 1999, the Annual Report on Form 10-K for the year ended Dec. 31, 1998, and the Quarterly Report on Form 10-Q for the period ended Sept. 30, 1999, including (without limitation) under the captions, "Management's Discussion and Analysis of Financial Condition and Results of Operations,"

and "Risk Factors," which are on file with the Securities and Exchange Commission (http://www.sec.gov). Many of the electronic commerce transactions described in this release do not result in revenues to Yahoo!. In addition, overall revenues from electronic commerce transactions have not been significant to Yahoo! in the past. Nothing can or should be inferred about Yahoo!'s future revenues or financial results from the information contained in this press release. The accompanying condensed consolidated statements of operations and balance sheets are an integral part of this announcement.

# # #

Contacts:

Gary Valenzuela
Chief Financial Officer and
Senior Vice President, Finance & Administration
Yahoo! Inc.
(408) 731-3350
investor_relations@yahoo-inc.com

Diane Hunt
Senior Director, Corporate Communications
Yahoo! Inc.
(408) 731-3441
diane@yahoo-inc.com

Yahoo! Inc.

Unaudited Pro Forma Condensed Consolidated Statements of Operations

(in thousands, except per share amounts)

	Three Months Ended December 31,		Year Ended December 31,	
	1999	1998	1999	1998
Net revenues	$ 201,083	$ 91,277	$ 588,608	$ 245,100
Cost of revenues	27,204	15,823	92,334	48,608
Gross profit	173,879	75,454	496,274	196,492
Operating expenses:				
Sales and marketing	64,744	42,655	208,991	124,734
Product development	19,291	10,827	64,097	33,917
General and administrative	10,113	8,495	35,286	24,154
Total operating expenses	94,148	61,977	308,374	182,805
Income from operations	79,731	13,477	187,900	13,687
Investment income, net	11,008	7,839	37,699	18,806
Minority interests in operations of consolidated subsidiaries	(809)	(297)	(2,542)	68
Income before income taxes	89,930	21,019	223,057	32,561
Provision for income taxes	32,375	8,145	80,301	17,827
Pro forma net income	$ 57,555	$ 12,874	$ 142,756	$ 14,734
Pro forma net income per share—diluted	$ 0.19	$ 0.04	$ 0.48	$ 0.05
Shares used in per share pro forma calculation—diluted	303,001	292,909	298,395	275,369

Note: The above unaudited pro forma condensed consolidated statements of operations exclude the effects of the following:

- During the quarter ended December 31, 1999, $1,200,000 of in-process research and development was incurred in connection with the acquisition of ISSG, and $2,145,000 of previously recorded acquisition-related charges were reversed based on actual results.
- During the quarter ended December 31, 1998, $2,300,000 of in-process research and development was incurred in connection with the acquisition of Hyperparallel, and $3,598,000 of acquisition-related charges was incurred in connection with the acquisitions of Yoyodyne Entertainment and SimpleNet.
- During the year ended December 31, 1999, acquisition-related charges included $76,567,000 primarily attributable to the acquisitions of GeoCities in May 1999 and broadcast.com in July 1999, and $10,975,000 of in-process research and development.
- During the year ended December 31, 1998, acquisition-related charges included $3,934,000 attributable to two acquisitions, and $17,300,000 of in-process research and development from the June 1998 acquisition of Viaweb and the December 1998 acquisition of HyperParallel.
- Employer payroll taxes assessed on gains realized by employees of $10,345,000 in the three months and year ended December 31, 1999.
- Amortization of purchased technology and goodwill and the accretion of mandatory redeemable convertible preferred stock.

The above also assumes a 36% effective tax rate for the pro forma presentation of the three months and year ended December 31, 1999.

The above share and per share calculations do not reflect the effect of the 2-for-1 stock split announced on January 11, 2000.

Yahoo! Inc.

Condensed Consolidated Statements of Operations

(in thousands, except per share amounts)

	Three Months Ended December 31,		Year Ended December 31,	
	1999	1998	1999	1998
	(unaudited)		(audited)	
Net revenues	$ 201,083	$ 91,277	$ 588,608	$ 245,100
Cost of revenues	27,204	15,823	92,334	48,608
Amortization of purchased technology	2,291	1,667	9,465	3,546
Total cost of revenues	29,495	17,490	101,799	52,154
Gross profit	171,588	73,787	486,809	192,946
Operating expenses:				
Sales and marketing	64,744	42,655	208,991	124,734
Product development	19,291	10,827	64,097	33,917
General and administrative	10,113	8,495	35,286	24,154
Payroll taxes on option exercises(1)	10,345	—	10,345	—
Amortization of intangibles	3,676	1,469	13,815	2,628
Acquisition-related costs(2)	(945)	5,898	87,542	21,234
Total operating expenses	107,224	69,344	420,076	206,667
Income (loss) from operations	64,364	4,443	66,733	(13,721)
Investment income, net	11,008	7,839	37,699	18,806
Minority interests in operations of consolidated subsidiaries	(809)	(297)	(2,542)	68
Income before income taxes	74,563	11,985	101,890	5,153
Provision for income taxes	29,825	8,145	40,757	17,827
Net income (loss)	$ 44,738	$ 3,840	$ 61,133	$ (12,674)
Net income (loss) per share—diluted(3)	$ 0.15	$ 0.01	$ 0.20	$ (0.06)
Shares used in per share calculation—diluted	303,001	292,909	298,395	219,995

(1) In September 1999, the FASB issued a Staff announcement which requires payroll taxes on option exercises to be recorded in the income statement.

(2) Acquisition-related costs consist of the following:

- During the quarter ended December 31, 1999, $1,200,000 of in-process research and development was incurred in connection with the acquisition of ISSG, and $2,145,000 of previously recorded acquisition-related charges were reversed based on actual results.
- During the quarter ended December 31, 1998, $2,300,000 of in-process research and development was incurred in connection with the acquisition of Hyperparallel, and $3,598,000 of acquisition-related charges was incurred in connection with the acquisitions of Yoyodyne Entertainment and SimpleNet.
- During the year ended December 31, 1999, acquisition-related charges included $76,567,000 primarily attributable to the acquisitions of GeoCities in May 1999 and broadcast.com in July 1999, and $10,975,000 of in-process research and development.
- During the year ended December 31, 1998, acquisition-related charges included $3,934,000 attributable to two acquisitions, and $17,300,000 of in-process research and development from the June 1998 acquisition of Viaweb and the December 1998 acquisition of HyperParallel.

(3) The calculation for the year ended December 31, 1998 includes the accretion of mandatory redeemable convertible preferred stock.

Note: The above share and per share calculations do not reflect the effect of the 2-for-1 stock split announced on January 11, 2000.

Yahoo! Inc.

Condensed Consolidated Balance Sheets

(audited, in thousands)

	December 31, 1999	December 31, 1998
ASSETS		
Cash, cash equivalents, and investments in marketable debt securities	$ 961,116	$ 626,804
Accounts receivable, net	54,426	34,089
Property and equipment, net	58,111	31,007
Investments in marketable equity securities	250,966	1,910
Other assets	145,202	87,209
Total assets	$ 1,469,821	$ 781,019
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities:		
Accounts payable	$ 13,457	$ 9,986
Accrued expenses and other liabilities	100,561	52,977
Deferred revenue	90,708	39,796
Total liabilities	204,726	102,759
Minority interests in consolidated subsidiaries	3,790	1,248
Stockholders' equity:		
Common Stock	1,144,179	748,015
Accumulated deficit	(11,553)	(71,861)
Accumulated other comprehensive income	128,679	858
Total stockholders' equity	1,261,305	677,012
	$ 1,469,821	$ 781,019

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<DESCRIPTION> Exhibit 99.2
<TEXT>

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<DESCRIPTION> Exhibit 99.2
<TEXT>

FOR IMMEDIATE RELEASE

Yahoo! Announces 2-For-1 Stock Split

SANTA CLARA, Calif.—Jan. 11, 2000—Yahoo! Inc. (NASDAQ: YHOO) today announced that its Board of Directors has approved a 2-for-1 common stock split. Shareholders on the record date of Jan. 20, 2000 will be entitled to one additional share for every share they own on that date. New shares will be issued by the company's transfer agent, Boston EquiServe LP, on Feb. 11, 2000. The date on which the split shares will be reflected on NASDAQ trading prices is Feb. 14, 2000. Yahoo!, a Delaware Corporation, will effect the stock split in the form of a stock dividend.

More information about Yahoo!'s common stock split can be found at: http://www.yahoo.com/info/investor/split_faq.html

About Yahoo!

Yahoo! Inc. is a global Internet communications, commerce and media company that offers a comprehensive branded network of services to 120 million users each month worldwide. As the first online navigational guide to the Web, www.yahoo.com is the leading guide in terms of traffic, advertising, household and business user reach, and is one of the most recognized brands associated with the Internet. The company also provides online business services designed to enhance Yahoo!'s clients' Web services, including audio and video streaming, store hosting and management, and Web site tools and services. The company's global Web network includes 21 World properties. Yahoo! has offices in Europe, the Asia Pacific, Latin America, Canada and the United States, and is headquartered in Santa Clara, Calif.

# # #

Contacts:

Gary Valenzuela
Senior Vice President, Finance & Administration and
Chief Financial Officer
Yahoo! Inc.
(408) 731-3350
investor_relations@yahoo-inc.com

Diane Hunt
Senior Director, Corporate Communications
Yahoo! Inc.
(408) 731-3441
diane@yahoo-inc.com

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